FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of November, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







               HSBC COMPLETES NEW INSURANCE DEAL WITH AVIVA


HSBC Bank plc and Norwich Union have entered into a five year agreement, to provide home, protection and travel insurance products to HSBC's 10.2 million UK customers.

The new agreement between HSBC and Norwich Union takes effect from today (1 November 2007) and replaces plans to create a joint venture.

In addition, HFC Bank plc, a subsidiary of HSBC Finance Corporation, has signed a five year agreement with Norwich Union Insurance (NUI), the UK general insurance arm of Aviva, for NUI to underwrite creditor business for HFC Bank and some of its subsidiaries.

HFC Bank has also completed the sale of Hamilton Insurance Company Ltd and Hamilton Life Assurance Company Ltd to Aviva Group. The Hamilton companies, which provide a range of creditor insurance products, had gross assets of GBP180 million and GBP176 million respectively as at 31 December 2006.


Notes to editors:

HSBC Bank plc

HSBC serves 15.6 million customers in the UK and employs more than 40,000 UK staff. HSBC is Britain's most recommended big bank. HSBC Bank plc is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. HSBC Holdings plc serves over 125 million customers worldwide through some 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


Aviva plc

- Aviva is the leading provider of life and pensions to Europe with substantial positions in other markets around the world, making it the world's fifth largest insurance group based on gross worldwide premiums at 31 December 2006.

- Aviva's principal business activities are long-term savings, fund management and general insurance, with worldwide total sales of GBP41.5 billion and assets under management of GBP364 billion at 31 December 2006.

- The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  01 November, 2007